Exhibit 12

NEXTERA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS(a)

Nine Months Ended September 30, 2017
(millions of dollars)
Earnings, as defined:
Net income	$132
Income tax expense	32
Fixed charges included in the determination of net income, as below	161
Amortization of capitalized interest	4
Distributed income of equity method investee	14
Less: Equity in earnings of equity method investee and non-economic ownership interests	30
Total earnings, as defined	$313

Fixed charges, as defined:
Interest expense	$154
Rental interest factor	7
Fixed charges included in the determination of net income	161
Capitalized interest	—
Total fixed charges, as defined	$161

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred unit distributions(a)	1.94
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(a)
NextEra Energy Partners, LP has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred unit distributions.